

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 10, 2009

<u>VIA U.S. MAIL and FACSIMILE: (510) 741-5815</u>

Ms. Christine A. Tsingos
Vice President, Chief Financial Officer
Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, CA 94547

      Re: **Bio-Rad Laboratories, Inc.**
             Form 10-K for the year ended December 31, 2008
             Filed February 27, 2009
             File No. 001-07928

Dear Ms. Tsingos:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 9A. Controls and Procedures, page 15

1.   You disclose that disclosure controls and procedures are "effective to provide
        reasonable assurance that material information relating to Bio-Rad is made known
        to management, including the Chief Executive Officer and Chief Financial
        Officer." In future filings if you elect to include any qualifying language as to the
        effectiveness conclusion, such language should be consistent with the definition
        of disclosure controls and procedures as set forth in Exchange Act Rule 13a-
        15(e). Alternatively, if true, your disclosure could simply indicate that your
        officers determined that disclosure controls and procedures are "effective"
        without any further qualifications or attempts to define the concept.

Exhibit 13.1
Financial Statements
Note 1: Significant Accounting Policies, page 7
Goodwill and Other Purchased Intangible Assets, page 8

2.   In future filings please provide more specific disclosure about how you apply the
        goodwill impairment testing guidance from SFAS 142. In that regard, please
        describe the two-step model under SFAS 142, describe the reporting unit concept,
        identify your reporting units and disclose how the reporting units were identified
        under the guidance from SFAS 142. Please also disclose how you allocate
        goodwill to the reporting units and whether there have been any changes in the
        number of reporting units or the manner in which goodwill is allocated during the
        periods presented.

3.   As a related matter, we see that you present goodwill in Corporate for segment
        reporting purposes. Please tell us how your disclosure considers the guidance
        from paragraph 45c of SFAS 142. Under that guidance, you should provide
        quantified disclosure about goodwill in total and for each reportable segment.

4.   As there are significant differences between the impairment evaluation performed
        for goodwill under SFAS 142 and that performed for other long-lived assets
        (including amortizing intangible assets) under SFAS 144, please also expand
        future filings to more specifically describe how you evaluate long-lived assets for
        potential impairment. In that regard, please clarify how you apply SFAS 144
        including a description of: (1) the basic concepts from paragraph 7 of SFAS 144,
        (2) how long-lived assets are grouped for impairment testing purposes and (3)
        how cash flows and discount rates are estimated for impairment testing purposes.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36
Critical Accounting Policies and Estimates, page 37
Valuation of Long-lived and Intangible Assets and Goodwill, page 38

5.   We see that goodwill approximates 16% of your assets. Given the significance of
        goodwill to your assets, in future filings please expand the critical accounting
        policy disclosure to better the explain uncertainties, subjectivity and the potential
        variability of an evaluation of goodwill for potential impairment. In that regard,
        please address the following:

        •   We see that you determine the fair value of reporting units using a
            discounted cash flow analysis. Please describe the cash flow model you
            utilize and its significant inputs. In that regard, please disclose how you
            estimate future cash flows and discount rates.

        •   Present a quantitative and qualitative description of the material
            assumptions used and a sensitivity analysis to address reasonably potential
            variability.

        •   Please describe how the current economic environment has affected your
            ability to project future cash flows for the reporting units, including how
            your cash flow projections actually consider the current economic
            environment and visibility.

        •   Disclose whether assumptions and methodologies for valuing goodwill in
            the current year have changed since the prior year highlighting the impact
            of any changes.

        •   If multiple models/approaches are used to value goodwill, include
            sufficient information to enable a reader to understand how each of the
            methods differ, the assumed benefits of a valuation prepared under each
            method, the weighting of each method, and why management selected
            these methods as being the most meaningful in preparing your goodwill
            analysis.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant